

Mail Stop 4720

September 1, 2009

John G. Stumpf
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

>   **Re: Wells Fargo & Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **and Documents Incorporated by Reference**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
>   **June 30, 2009**
>   **File No. 001-02979**

Dear Mr. Stumpf:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Guarantees and Certain Contingent Arrangements

Prudential Joint Venture, page 57 of Annual Report to Shareholders

1.   We note your response to comment 4 in our letter dated June 22, 2009 regarding your accounting for the noncontrolling interest in WSFH. Please respond to the following:

    a. Tell us whether the put option is a fair value put or instead based potentially on the fair value or some maximum amount. In this regard, we note your disclosure on page 11 of your June 30, 2009 Form 10-Q that you recorded the noncontrolling interest at the estimated maximum redemption amount.

b. Tell us whether Prudential has the ability to rescind its written notice to exercise the "lookback" option prior to the closing date that is expected to occur on or about January 1, 2010.

c. Tell us how you considered the guidance in paragraphs 19A and 40-41 of EITF Topic D-98 in concluding that the noncontrolling interest should not be recorded as part of temporary equity at both December 31, 2008 and March 31, 2009.

d. Tell us how you concluded that upon Prudential's written notice to you in June 2009 of their intention to exercise the "lookback" option that the noncontrolling interest should not be recorded as a liability under SFAS 150.

Table 16: Pick-a-Pay Portfolio, page 62 of Annual Report to Shareholders

2. In your response to comment 5 in our letter dated June 22, 2009 you state that you use automated valuation models only for properties with a loan amount under $250,000. In your response to comment 7, you state that collateral values used in your current LTV ratios are determined using an automated valuation model. Please revise your proposed disclosure in comment 7 to clarify how you determine collateral values used in your current LTV ratios for loans greater than $250,000.

Note 5: Securities Available for Sale, page 104 of Annual Report to Shareholders

3. Please revise your proposed disclosure in response to comment 10 in our letter dated June 22, 2009 to quantify the amount of unrealized loss and fair value included in the investment grade for unrated securities. To the extent a significant portion of your investment grade securities are unrated, tell us the nature of those securities and why you believe a rating from a major credit agency was not sought for these securities since it would appear such a rating would likely reduce their funding costs.

Credit-Linked Note Structures, page 117 of Annual Report to Shareholders

4. We note your response to comment 15 in our letter dated June 22, 2009. Please explain to us in detail and revise future filings to explain how issuing credit-linked notes generates regulatory capital for you since it appears that the notes are a form of debt.

Appendix A, page A-1 of Definitive Proxy Statement on Schedule 14A

5.   We note your response to comment 24 in our letter dated June 22, 2009. We also
        note that you have not provided your basis supporting the statement that the
        information in Appendix A is not deemed to be "filed" pursuant to Sections 13(a),
        13(c), 14 or 15(d) of the Exchange Act. Please provide us the basis for this
        determination, or, in the alternative, confirm your understanding that the
        disclosure in Appendix A is deemed to be filed as part of the company's proxy
        statement pursuant to Section 14(a) of the Exchange Act.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Critical Accounting Policies

Fair Value of Financial Instruments, page 12

6.   We note your response to comment 31 in our letter dated June 22, 2009. Given
        the significant amount of management judgment involved in your methodology
        for classifying instruments in the fair value hierarchy, and in particular where
        adjustments are made to the pricing service or broker price based on your
        methodology to weight the pricing service/broker price and internal model, we
        believe you should disclose your policy for evaluating what constitutes a
        significant adjustment to the overall valuation for purposes of classifying the
        instruments as either Level 2 or Level 3 in the fair value hierarchy.

Note 4. Securities Available for Sale, page 65

7.   We note your response to comment 35 in our letter dated June 22, 2009. Your
        response indicates that the credit risk associated with the underlying loan obligors
        are different for prime and Alt-A securities, but that you do not believe that alone
        justifies creation of a separate major security type given the additional
        information you plan to include in your filings in response to certain other staff
        comments. However, the staff notes that paragraph 39 of FSP FAS 115-2 lists
        credit risk as one item that should be considered in determining whether
        disclosure for a particular security type is necessary, as well considering how you
        manage, monitor and measure your securities on the basis of the nature and risks
        of the securities. It is unclear from your response whether you monitor and
        manage the different risks of these securities separately. Given the significant
        concentration of Alt-A securities in your portfolio, investor interest in this type of
        portfolio, and the fact that you acknowledge the difference in credit risks, it is
        unclear to us how you concluded that Alt-A residential mortgage backed
        securities and prime residential mortgage backed securities would not be separate
        major security types. Furthermore, regardless of your conclusion as to whether
        the residential mortgage backed portfolio should be further segregated, we believe

that the disclosure regarding the significant inputs considered in determining the measurement of the credit loss component recognized in earnings for residential mortgage backed securities should be provided at a more disaggregated level given the wide range of inputs, including a range of expected loss assumption of between 0 and 57% for the quarter ended June 30, 2009. Given the significant range of inputs, it would appear that credit risk is dramatically different between the different sub-portfolios in residential mortgage backed securities, which may indicate that they should be considered separate major security types.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Summary Financial Data, page 2

8.   We note your response to comment 29 in our letter dated June 22, 2009, as well as your disclosure in Note (4) on page 2 regarding Pre-tax pre-provision profit. Please tell us and revise your future filings to explain and quantify the differences between this measure and the measure reviewed by the Federal banking regulators under the Supervisory Capital Assessment Program.

Overview – Summary Results, page 6

9.   We note your disclosure on page 8 describing the increase in nonaccrual loans during both the first and second quarters of 2009 and attributing the cause, in part, to the application of SOP 03-3. In order to provide a more balanced discussion of the effects of SOP 03-3 on your nonaccrual metrics and related ratios in this section and elsewhere as applicable in the document, we believe you should also discuss the positive effect on your nonaccrual loan metrics and ratios that occurred as of December 31, 2008 and March 31, 2009. In this regard, we note that you could indicate in the sentence describing how the SOP 03-3 loans were classified to accrual status on December 31, 2008 that it resulted in a low level of nonaccrual loans as of that date, and limited comparability of this metric and related ratios to your large bank peers. We note that similar disclosure could also be added to the last sentence of the paragraph in order to balance the entire section.

Current Accounting Developments – FAS 166/167, page 13

10.   We note your disclosure showing your preliminary consolidation expectations upon the adoption of SFAS 166 and 167. We note that certain of your nonconforming residential mortgage loans involved in securitizations will be subject to consolidation upon the adoption of SFAS 166 and 167. Please clarify if this represents the substantial majority of these types of securitizations or just a smaller portion. To the extent available, please tell us and expand your disclosure in future filings to explain any key characteristics among the ones that will be

subject to consolidation versus the ones that you have determined preliminarily will not be.

Pick-a-Pay Portfolio, page 34

11.   You disclose that "The carrying value [of the Pick-a-Pay portfolio loans accounted for under SOP 03-3] is net of $20.7 billion of purchase accounting net write-downs to reflect SOP 03-3 loans at fair value." Please tell us how you concluded that your SOP 03-3 are carried at fair value subsequent to their acquisition and/or revise future filings to more clearly disclose the measurement of your SOP 03-3 at period end.

Nonaccrual Loans and Other Nonperforming Assets, page 37

12.   You disclose the following on page 38:

   • consumer nonaccrual loans that have been modified remain in nonaccrual status until a borrower has made six contractual payments.

   • total consumer TDRs amounted to $5.6 billion at June 30, 2009, compared with $3.5 billion at March 31, 2009.

   • of the consumer TDRs, $1.2 billion at June 30, 2009, and $868 million at March 31, 2009, were classified as nonaccrual.

   Please tell us and revise future filings to clarify whether a borrower needs to make six consecutive contractual payments in order to be returned to accrual status. Additionally, tell us and revise future filings to explain how consumer TDRs increased $2.1 billion from March 31, 2009 to June 30, 2009 but nonaccrual consumer TDRs only increased $0.4 billion considering that nonaccrual TDR loans stay on nonaccrual until six payments are received.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact

Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: Richard D. Levy
        Wells Fargo & Company
        (By facsimile)